ทะเบียนเลขที่ บมจ. 53
File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/L.174/2004

04030272

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

May 12, 2004

SUPPL

RECEIVED
2004 MAY 20 A 11:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Financial Statements, Management's Discussion and Analysis for the first quarter 2004

Attachment:
1. Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of March 31, 2004 and 2003, including English translations, all of which have been reviewed by the Auditor.
2. Management's Discussion and Analysis for the first quarter 2004

PTT Exploration and Production Public Company Limited (PTTEP) would like to submit its financial statements, consolidated financial statements for the first quarter 2004, ending March 31, 2004, and Management's Discussion and Analysis for the first quarter 2004 as per Attachments 1 and 2. These attached financial statements have already been reviewed by the Office of the Auditor General of Thailand, and the Audit Committee on the basis that information is accurately represented and sufficient for investors.

For the first quarter 2004, the Company and its subsidiaries' total revenues were Baht 10,709 million, increasing Baht 2,341 million or 28% when compared with Baht 8,368 million in the first quarter 2003. Total expenses were Baht 4,841 million, increasing Baht 1,134 million or 31% when compared with Baht 3,707 million in the same quarter of last year.

The Company and its subsidiaries recorded a net income of Baht 3,378 million or earnings per share of Baht 5.18, comparing with a net income of Baht 2,594 million or earnings per share of Baht 3.98 in the first quarter 2003.

The Company and its subsidiaries' total consolidated assets, as of March 31, 2004 were Baht 102,382 million, total liabilities were Baht 53,398 million, and total shareholders' equities were Baht 48,984 million.

Yours sincerely,

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

dlw 5/20

(Tevin Vongvanich)
Senior Vice President, Regional Assets Division
Acting President

2. Management's Discussion and Analysis of Operating Results for Q1'2004

2.1 PTTEP Performance

Thailand's economy in the first quarter of 2004 demonstrated continuous growth, although it was slightly affected from bird flu outbreak (particularly chicken and other poultry), the southern border crisis, and the protests over state enterprise restructuring. However, the consumable demand still increased, in both domestic and overseas markets. This caused the expansion of industry supply to serve those incremental demands. This also led to increases in demand for power and natural gas, at 8.5% and 2.3% respectively, when compared with the first quarter of 2003. Regarding petroleum sales, PTTEP's sales volume averaged 129,187 barrels of oil equivalent per day in the first quarter of 2004, an increase of 32% from the same period of 2003. The major contributors were the increase in sales volume which came from the holdings in S1 Project and the resumption of Bongkot's production to its Daily Contract Quantity (DCQ). Note that in the first quarter of 2003 Bongkot's production was reduced due to gas quality issues.

Factors that may influence PTTEP business in 2004 are based on the significant assumptions as follows: First, world oil price trends in 2004 have gone up for various reasons, including low oil inventory in USA, higher demand stemming from the world's economic recovery, and OPEC's production quota controls. There are both positive and negative consequences for PTTEP as a result of higher oil prices. The positive consequence is higher revenue derived directly from PTTEP's higher product prices. There are a few negative consequences. Firstly, a high oil price may cause a recession in the Thai economy due to lower domestic energy consumption. Secondly, if the Southern boarder region issue is not resolved soon, it may cause Thailand's economy to enter a recession. Thirdly, the world economy has been threatened by the chronic Iraq crisis and terrorist attacks. Although the current world economy has benefited significantly by the economic recovery in the USA and Japan, in addition to the dramatic economic growth in China and India, PTTEP has closely monitored these situations in order to take appropriate course of actions.

On the part of PTTEP business performance in the first quarter of 2004, notable aspects are summarized as follows:

On January 22, 2004, PTTEP was awarded the concession blocks from the 18th Petroleum Concession Bidding Round. PTTEP became the concessionaire and the operator for the whole of concession Blocks L53/43 (area of 3,968 sq.m.) and L54/43 (area of 3,987 sq.m.). Both concession blocks are noted to have potential oil reserves, and are located in Suphanburi province next to the company's project, PTTEP 1.

PTTEP, the operator of the Arthit project with an 80% interest, and the other joint venture partners, Unocal Thailand, Ltd., and Moeco Thailand Co., Ltd., which hold 16% and 4% participation interests respectively, (the sellers), signed a Gas Sales Agreement (GSA) with PTT Public Company Limited, or PTT (the buyer), on January 23, 2004. This GSA is referenced to the signing of the Heads of Agreement, which took place on November 24, 2003. This is a major achievement for PTTEP in expanding its production base, enabling it to reduce petroleum imports and to secure long term gas supply for the nation.

-2-/ On January 29...

On January 29, 2004, PTTEP completed share purchasing of Thai Shell Exploration and Production Company Limited (Thai Shell) and became the operator with 100% interest in Project S1, Blocks L22/43 and B 6/27 at the acquisition cost of 7,638 million Baht. PTTEP now holds all the rights for Blocks S1, L22/43 and B6/27, becoming effective on January 1, 2004.

On the part of overseas investment opportunities, PTTEP signed a Memorandum of Understanding (MOU) with the Ministry of Petroleum, The Islamic Republic of Iran, on January 29, 2004. This MOU covers the cooperation between the two parties in the areas of petroleum exploration, development and utilization of petroleum and their products, as well as training and other technical assistance in petroleum activities.

On organizational management, PTTEP has continuously emphasized corporate governance. In the first quarter, the company conducted an exhibition of artwork targeting business transparency, with the Thai Rating and Information Services Co., Ltd., (TRIS) during February 25 to March 31, 2004. This exhibition aimed to promote and to encourage corporate governance in terms of transparency via artwork channel. Furthermore, PTTEP has also participated in an external appraisal on corporate governance, conducted by TRIS, to evaluate PTTEP's performance as well as to identify PTTEP's corporate governance ranking in Thailand. Such efforts prove that PTTEP pays much attention to corporate governance, and believes that corporate governance will promote its sustainable growth.

2.2 Results of operations

For the results of operation in the first quarter of 2004, PTTEP and its subsidiaries' net profit was Baht 3,378 million, or Baht 5.18 per share, increasing Baht 784 million, when compared with net profit of Baht 2,594 million for the same period last year, or Baht 3.98 per share. PTTEP and subsidiaries' ratio of return on shareholders' equity for this quarter was 28.55%.

In this quarter, the Company and PTTEP Offshore Investment Company Limited (PTTEPO) acquired all of Thai Shell's shares and renamed it PTTEP Siam Limited (PTTEPS), at the acquisition cost of Baht 7,638 million, with the cost excess of this acquisition over the book value of net assets Baht 5,445 million (Net book value was Baht 2,193 million). PTTEPS's net profit for the first quarter ended March 31, 2004, was Baht 580 million, and its financial position were included in PTTEP consolidated financial statements.

In this quarter, PTTEP recorded provision for retirement benefits as of March 31, 2004, amounting to Baht 95 million. The provision is determined from the difference between the benefits under the provident fund and the benefits under the old pension scheme. The provision for retirement benefits is based on the current salary of employee, years of service, and a multiplier as per the old pension scheme.

For the first quarter of 2004, the total revenues of PTTEP and subsidiaries amounted to Baht 10,709 million, increasing Baht 2,341 million or 28% when compared with Baht 8,368 million for the same period last year. This increase was mainly due to an increase in sales of Baht 2,377 million or 30%, resulting from the increase in sales volume in this quarter to 129,187 barrels of oil equivalent per day (BOED) when compared with 98,008

BOED for the same period last year. In addition, the average petroleum price increased to USD 21.76 per barrel of oil equivalent (BOE) when compared with USD 20.70 per BOE for the same period last year. The increased sales volume derived mainly from the sales volume of crude oil from the S1 Project as a result of the acquisition of Thai Shell's shares, and the higher sales volumes of natural gas and condensate from the Bongkot Project. However, the sales of the Yadana Project decreased due to the decrease in the benefits of cost recovery for the production sharing since the third quarter of 2003.

Revenue from pipeline transportation, which was proportionately recorded from gas pipeline transportation that Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC) rendered to Myanma Oil and Gas Enterprise (MOGE), increased due to the higher transportation price and gas sales volume.

PTTEP and subsidiaries realized their share of net losses from associated companies for the first quarter of 2004 at Baht 110 million, consisting of the loss from Medco Energi through New Links of Baht 135 million, from the adjustment of the year 2003's operational results, and the profit from Thai Oil Power Co., Ltd., of Baht 25 million.

PTTEP and subsidiaries had a foreign exchange gain for this quarter as a result of the stronger Baht.

For the first quarter of 2004, PTTEP and subsidiaries incurred expenses of Baht 4,841 million, an increase of Baht 1,134 million or 31% when compared with Baht 3,707 million for the same period last year. This increase was the effect of (1) an increase in depreciations and amortizations amounting to Baht 693 million, which were mainly from higher depreciation of the S1 project as relevant to the acquisition of Thai Shell's shares, higher depreciation of the Bongkot Project due to an increase in production volume, and oil and gas properties, and amortization of the excess of the cost of acquiring Thai Shell under the unit of production method, (2) an increase in petroleum royalties, amounting to Baht 348 million due to higher sales revenue, (3) higher production expenses, amounting to Baht 252 million, which was mainly from the S1 Project as relevant to the acquisition of Thai Shell's shares and (4) a decrease in exploration expenses amounting to Baht 546 million, since most of exploration expenses in this quarter were attributed to the purchase of geological and geophysical data for the M7M9 Projects; while in the same period last year, there were exploration expenses from the write-off of dry wells in Block 9-2 and Block 16-1 Projects, amounting to Baht 369 million and 185 million, respectively.

For the first quarter of 2004, PTTEP and subsidiaries had higher income tax expenses of Baht 434 million. The increase was mainly due to (1) increased income before taxes, (2) decreased utilization of tax losses carried forward, and (3) payment of Myanmar income for Yetagun Project and TPC after the end of tax holiday in May 2003.

2.3 Financial position

As of March 31, 2004, PTTEP and subsidiaries had total assets that amounted to Baht 102,382 million, which was Baht 9,806 million higher than the end of 2003. This increase was mainly due to an increase in oil and gas properties of Baht 10,471 million. Such increase was from consolidation of oil and gas properties of the S1 Project in the amount of Baht 5,187 million, as a result of acquiring Thai Shell and the incurred excess of the cost of the Thai Shell acquisition amounting to Baht 5,445 million.

-4-/ Most of the ....

Most of the current assets of PTTEP and its subsidiaries as of March 31, 2004 were in cash and cash equivalents, short-term investments, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, New Links and Thai Oil Power Co., Ltd., presented under the title of Investment Accounted for under Equity Method.

PTTEP and its subsidiaries had total liabilities of Baht 53,398 million, which was Baht 6,496 million higher than the end of 2003, resulting from consolidation of Thai Shell's liabilities amounting to Baht 5,253 million. This amount consisted of the current liabilities, which were mainly income tax payables of Baht 2,458 million, and non-current liabilities, which were mainly deferred tax liabilities and decommissioning costs, amounting to Baht 2,795 million.

In this quarter, PTTEP recorded the provision for retirement benefits as of March 31, 2004, amounting to Baht 95 million, presented under the title of Other Non-Current Liabilities.

On February 13, 2004, PTTEP registered the change in paid-up capital to Baht 3,262 million, consisting of issued and fully paid-up ordinary shares of 652.44 million units.

This is related to the 2 million units of warrants issued by PTTEP on August 1, 2002, which were allocated to PTTEP directors, managements and employees. The warrants were exercisable at Baht 111 per share. As of March 31, 2004, the total number of shares exercised were 440,800 shares and the outstanding number of warrants were 1,559,200 units.

In this quarter, PTTEP and its subsidiaries had a net cash flow from operations that amounted to Baht 8,064 million. Most of this was cash received from operating activities. The net cash flow used in investment activities amounted to Baht 10,714 million. Most of this was from acquiring all of Thai Shell's shares. PTTEP and its subsidiaries had a net cash flow from financing activities that amounted to Baht 5 million from the cash received from the issuance of ordinary shares for the exercise of warrants. As of March 31, 2004, the cash and cash equivalents were at Baht 16,396 million, a decrease of Baht 2,667 million from the end of 2003.

PTTEP reports reviewed quarterly financial statements as follows.

PTT Exploration and Production Public Company Limited

Reviewed

Ending March 31, (In thousands)

Quarter 1

Year	2004	2003
Net profit (loss)	3,378,129	2,593,813
EPS (baht)	5.18	3.98

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature.................................
(Tevin Vongvanich)
Position.....Senior Vice President, Regional Assets Division
Acting President
Authorized to sign on behalf of the company

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910 / L.ดน.1/2004

Finance Department
Tel. 0-2537-4509

May 13, 2004

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

RECEIVED
2004 MAY 20 A 11:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Subject: Registration of Change in Paid-Up Capital

Dear Sir,

PTT Exploration and Production Public Company Limited recently submitted a registration application for change in its registered paid-up capital, and the Registrar of Public Limited Company, Department of Business Development, Ministry of Commerce, duly registered such change in paid-up capital of the Company on May 12, 2004. Details are as follows:

1. The Company's paid-up capital now totals Baht 3,262,225,500.00 (Three thousand two hundred and sixty two million, two hundred and twenty five thousand and five hundred Baht)
2. The Company's issued and paid-up shares are 652,445,100 (Six hundred and fifty two million, four hundred and forty five thousand and one hundred shares), which are categorized as follows:

Ordinary Shares :	652,445,100	(Six hundred and fifty two million, four hundred and forty five thousand and one hundred shares)
Preferred Shares :	-	(-)

Yours sincerely,

Maroot Mrigadat
President

REPORT OF AUDITOR
AND INTERIM FINANCIAL STATEMENTS
PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED
AND SUBSIDIARIES
FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2004

(TRANSLATION)

AUDITOR'S REPORT

TO: THE SHAREHOLDERS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

The Office of the Auditor General of Thailand has reviewed the accompanying consolidated and the Company balance sheets of PTT Exploration and Production Public Company Limited and its subsidiaries as at March 31, 2004, the related consolidated and the Company statements of income for the period of three months ended 31 March 2004 and 2003, the related consolidated the Company statement of changes in shareholders' equity and cash flows for the period of three months ended 31 March 2004 and 2003. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. The responsibility of the Office of the Auditor General of Thailand is to report on these financial statements based on our reviews.

The Office of the Auditor General of Thailand conducted our review in accordance with the Standard on Auditing applicable to review engagements. Those standard requires the Office of the Auditor General of Thailand plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. Accordingly, the Office of the Auditor General of Thailand do not express an audit opinion.

Based on our review, nothing has come to attention that causes the Office of the Auditor General of Thailand to believe that the accompanying consolidated and the Company financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

สำนักงานการตรวจเงินแผ่นดิน
Office of the Auditor General

The Office of the Auditor General of Thailand previously audited the consolidated and the Company financial statements of PTT Exploration and Production Public Company Limited and its subsidiaries for the year ended December 31, 2003, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements on February 18, 2004. The consolidated and the Company balance sheet as at December 31, 2003, as presented herein for comparative purposes, formed a part of the financial statements, which the Office of the Auditor General of Thailand audited and previously reported. The Office of the Auditor General of Thailand has not performed any other audit procedures subsequent to the date of that report.

(Signed) *Jerarat Noppawong Na Ayutthaya*

(Jerarat Noppawong Na Ayutthaya)

Deputy Auditor General

For Auditor General

(Signed) *Suchitra Sommanus*

(Suchitra Sommanus)

Director of Audit Office

สำนักงานการตรวจเงินแผ่นดิน

Office of the Auditor General

May 10, 2004

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT MARCH 31, 2004 AND DECEMBER 31, 2003

Unit : Baht

Assets	Notes	Consolidated March 31, 2004 (Unaudited Reviewed)	Consolidated December 31, 2003 Audited	The Company March 31, 2004 (Unaudited Reviewed)	The Company December 31, 2003 Audited
Current Assets					
Cash and cash equivalents	4	16,395,883,924	19,062,620,477	11,349,768,575	10,683,224,628
Short -term investments		3,336,624,511	2,396,129,553	1,962,720,300	2,396,129,553
Trade receivable - parent company	5.1	4,493,550,029	3,665,395,831	3,038,934,519	2,828,070,624
Trade receivables	5.2	486,605,530	394,605,650	55,220,280	42,340,893
Inventories		47,231,565	28,635,319	38,841,511	28,022,029
Materials and supplies-net		1,173,967,659	836,879,349	708,822,255	706,741,299
Other current assets					
Working capital from co-venturers		112,180,742	270,181,519	35,900,921	3,658,533
Other receivables		152,051,338	96,622,258	93,357,620	64,406,734
Accrued interest receivable		19,117,688	10,614,412	11,544,444	7,045,524
Other current assets		431,758,644	435,991,886	292,438,883	269,586,736
Total Current Assets		**26,648,971,630**	**27,197,676,254**	**17,587,549,308**	**17,029,226,553**
Non-current assets					
Investments accounted for under equity method	6.1	11,367,145,019	11,477,075,279	27,412,559,046	22,792,973,382
Long-term loans to related party	6.3	-	-	1,497,567,667	1,978,978,820
Property, plant and equipment-net	8	63,421,661,518	52,969,631,191	33,264,361,568	33,497,418,673
Intangible assets		314,911,341	296,525,068	271,987,957	290,336,939
Deferred income taxes	9.2	30,720,491	34,655,781	-	-
Other non-current assets					
Prepaid expenses	10	476,364,332	478,886,235	-	-
Deferred of bonds issuing expenses		27,453,747	29,847,627	13,101,151	14,059,772
Other non-current assets	11	94,684,931	91,613,085	9,840,328	7,573,365
Total non-current assets		**75,732,941,379**	**65,378,234,266**	**62,469,417,717**	**58,581,340,951**
Total Assets		**102,381,913,009**	**92,575,910,520**	**80,056,967,025**	**75,610,567,504**

The accompanying notes are an integral part of these statements.

(Signed) *Tevin Vongvanich*
(Tevin Vongvanich)
Acting President

(Signed) *Sirirat Sararattanakul*
(Sirirat Sararattanakul)
Acting Manager, Corporate Accounting

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES
BALANCE SHEETS
AS AT MARCH 31, 2004 AND DECEMBER 31, 2003

Unit : Baht

	Notes	Consolidated		The Company	
		March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Liabilities and Shareholders' Equity		(Unaudited Reviewed)	Audited	(Unaudited Reviewed)	Audited
Current Liabilities					
Accounts payables		215,966,890	400,080,065	105,566,544	131,883,719
Working capital to co-venturers		150,127,448	86,247,614	126,924,085	60,864,383
Accrued expenses		2,491,218,346	2,242,930,981	1,738,587,264	1,836,486,105
Accrued interest payable		324,836,948	356,307,948	23,279,635	204,807,585
Income tax payable		9,353,377,002	5,772,553,434	6,905,653,088	5,478,001,085
Other current liabilities		470,923,506	391,499,784	408,673,328	409,550,397
Total Current Liabilities		**13,006,450,140**	**9,249,619,826**	**9,308,683,944**	**8,121,593,274**
Non-current liabilities					
Bonds	12	18,050,755,607	18,124,925,790	10,143,827,731	10,180,415,126
Deferred income taxes	9.2	10,005,582,621	9,173,455,516	8,129,752,432	8,094,603,229
Other non-current liabilities					
Deferred income	13	6,307,923,209	6,326,237,351	-	-
Provision for decommissioning costs	14	5,626,545,153	3,910,318,062	3,277,879,485	3,422,601,900
Other non-current liabilities	15	400,868,652	117,220,402	213,035,806	117,220,402
Total non-current liabilities		**40,391,675,242**	**37,652,157,121**	**21,764,495,454**	**21,814,840,657**
Total Liabilities		**53,398,125,382**	**46,901,776,947**	**31,073,179,398**	**29,936,433,931**
Shareholders' Equity					
Share capital	16				
Registered capital					
664.4 million ordinary shares of Baht 5 each		3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital					
652.4 million ordinary shares of Baht 5 each		3,262,204,000	3,261,990,000	3,262,204,000	3,261,990,000
Share premium		11,605,804,800	11,601,268,000	11,605,804,800	11,601,268,000
Currency translation differences		(1,084,249,414)	(1,011,023,545)	(1,084,249,414)	(1,011,023,545)
Retained earnings					
Appropriated					
Legal reserve		332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion		12,496,000,000	12,496,000,000	12,496,000,000	12,496,000,000
Unappropriated		22,371,828,241	18,993,699,118	22,371,828,241	18,993,699,118
Total Shareholders' Equity		**48,983,787,627**	**45,674,133,573**	**48,983,787,627**	**45,674,133,573**
Total Liabilities and Shareholders' Equity		**102,381,913,009**	**92,575,910,520**	**80,056,967,025**	**75,610,567,504**

The accompanying notes are an integral part of these statements.

(TRANSLATION)

Unaudited
Reviewed

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2004 AND 2003

Unit : Baht

	Notes	Consolidated		The Company	
		2004	2003	2004	2003
Revenues					
Sales		10,189,391,210	7,811,997,877	7,102,226,845	6,109,837,000
Revenue from pipeline transportation		357,955,114	209,080,959	-	-
Other revenues					
Gain on foreign exchange	17	105,244,042	109,848,195	69,201,726	97,272,720
Interest income		41,531,521	59,038,175	48,793,709	37,332,818
Other revenues		15,317,846	8,998,722	5,670,183	5,787,967
Share of profit from investments accounted for under equity method		-	169,274,452	947,212,226	472,695,180
Total revenues		**10,709,439,733**	**8,368,238,380**	**8,173,104,689**	**6,722,925,685**
Expenses					
Production expenses		799,588,459	548,248,411	393,831,089	414,540,728
Exploration expenses		40,036,273	586,089,903	7,215,520	13,885,519
General administrative expenses		520,143,988	289,037,684	364,070,811	196,882,498
Petroleum royalties		1,255,355,268	907,055,912	887,778,356	763,729,625
Other expenses					
Depreciation, depletion and amortization		2,046,413,840	1,353,159,980	1,446,938,719	1,221,383,324
Director's remuneration		1,421,646	2,179,017	1,421,646	2,179,017
Other expenses		68,587,329	21,326,624	50,486,667	8,389,685
Share of loss from investments accounted for under equity method		109,930,260	-	-	-
Total expenses		**4,841,477,063**	**3,707,097,531**	**3,151,742,808**	**2,620,990,396**
Income before interest and income taxes		**5,867,962,670**	**4,661,140,849**	**5,021,361,881**	**4,101,935,289**
Interest expenses		331,108,459	342,303,494	180,431,552	178,631,930
Income taxes	9.1	2,158,725,088	1,725,024,205	1,462,801,206	1,329,490,209
Net income		**3,378,129,123**	**2,593,813,150**	**3,378,129,123**	**2,593,813,150**
Earnings per share	18				
Basic earnings per share		5.18	3.98	5.18	3.98
Diluted earnings per share		5.17	3.98	5.17	3.98

The accompanying notes are an integral part of these statements.

Unaudited

Reviewed

Restated

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED AND THE COMPANY

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2004 AND 2003

Unit : Baht

	Note	Share capital Issued and paid-up	Share premium	Currency translation difference	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2002		3,260,000,000	11,559,080,000	(558,127,692)	332,200,000	8,949,000,000	15,416,848,011	38,959,000,319
Cumulative effect of accounting change	2	-	-	-	-	-	(503,380,924)	(503,380,924)
Balance after adjustment		3,260,000,000	11,559,080,000	(558,127,692)	332,200,000	8,949,000,000	14,913,467,087	38,455,619,395
Currency translation differences		-	-	(80,414,722)	-	-	-	(80,414,722)
Net income		-	-	-	-	-	2,593,813,150	2,593,813,150
Balance - as at March 31, 2003		3,260,000,000	11,559,080,000	(638,542,414)	332,200,000	8,949,000,000	17,507,280,237	40,969,017,823
Balance - as at December 31, 2003		3,261,990,000	11,601,268,000	(1,011,023,545)	332,200,000	12,496,000,000	18,993,699,118	45,674,133,573
Currency translation differences		-	-	(73,225,869)	-	-	-	(73,225,869)
Net income		-	-	-	-	-	3,378,129,123	3,378,129,123
Share capital Issued and paid-up		214,000	4,536,800	-	-	-	-	4,750,800
Balance - as at March 31, 2004		3,262,204,000	11,605,804,800	(1,084,249,414)	332,200,000	12,496,000,000	22,371,828,241	48,983,787,627

The accompanying notes are an integral part of these statements.

Unaudited

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2004 AND 2003

Unit : Baht

	Consolidated		The Company	
	2004	2003	2004	2003
Cash flows from operating activities				
Net Income	3,378,129,123	2,593,813,150	3,378,129,123	2,593,813,150
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of net (profit) loss from investments accounted for				
under equity method	109,930,260	(169,274,452)	(947,212,226)	(472,695,180)
Amortization of compensation for waving the right of carry forward gas				
and incentive gas sales	50,979,686	547,370	50,979,686	547,370
Depreciation depletion and amortization	2,044,019,960	1,350,766,099	1,445,980,098	1,220,424,703
Amortization of bonds issuing expenses	2,393,880	2,393,880	958,621	958,621
Amortization of prepaid expenses	2,677,840	1,785,490	-	-
Bond Discount	277,212	277,212	-	-
Amortization of exploration costs	(128,149)	551,323,083	74,770	(96,694)
Loss on disposal of assets	2,014,181	2,895,127	2,014,181	2,895,127
Gain (loss) on disposal of material	(220,770)	1,961,129	(220,770)	1,128,893
Deferred income taxes	840,882,912	386,230,320	35,149,203	124,032,645
Income recognized from deferred income	(15,989,754)	(26,724,807)	-	-
Unrealized gain on foreign exchange	(151,537,271)	(241,489,986)	(100,706,802)	(116,973,249)
	6,263,429,110	**4,454,503,615**	**3,865,145,884**	**3,354,035,386**
Changes in assets and liabilities				
(Increase) decrease in short-term investments	(903,920,803)	(818,537,546)	454,923,461	(818,537,546)
(Increase) decrease in trade receivables	(93,105,959)	140,256,060	(12,879,388)	27,861,734
Increase in trade receivable-parent company	(821,198,939)	(235,843,743)	(210,863,894)	(565,815,340)
Increase in inventories	(18,596,246)	(15,186,490)	(10,819,482)	(5,612,819)
(Increase) decrease in materials and supplies - net	(337,040,224)	46,880,696	(1,860,185)	43,794,691
(Increase) decrease in working capital from co-venturers	153,146,146	(232,551,397)	(41,277,651)	(148,697,042)
(Increase) decrease in other receivables	(55,322,580)	(106,263,014)	(29,150,099)	5,482,264
(Increase) decrease in accrued interest receivable	(8,501,467)	3,488,506	(4,496,961)	3,394,699
Increase in other current assets	(45,522,079)	(138,860,362)	(72,273,984)	(120,966,148)
(Increase) decrease in prepaid expenses	(155,937)	24,210	-	-
Increase in other non-current assets	(3,458,557)	(295,697,061)	(2,266,963)	(174,214)
(Decrease) increase in accounts payables	(182,648,980)	45,075,156	(26,394,322)	37,836,004

The accompanying notes are an integral part of these statements.

Unaudited

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2004 AND 2003

Unit : Baht

	Consolidated		The Company	
	2004	2003	2004	2003
Changes in assets and liabilities (continued)				
(Decrease) increase in working capital to co-venturers	24,419,059	(279,887,899)	26,411,207	(138,522,645)
(Decrease) increase in accrued expenses	324,196,542	(357,236,085)	(20,556,224)	(347,032,343)
(Decrease) increase in accrued interest payable	(31,128,256)	13,017,610	(181,527,950)	(150,461,628)
Increase in income tax payable	3,580,391,255	1,260,871,752	1,427,652,003	1,205,457,564
(Decrease) increase in other current liabilities	79,538,840	45,740,099	(737,276)	44,576,660
Increase in deferred income	86,263	9,051	-	-
Increase in other non-current liabilities	189,031,096	3,517,919		3,517,919
(Gain) loss from translation foreign entities' financial statements	(49,227,988)	(19,010,338)	1,198,250	-
	1,800,981,186	**(940,192,876)**	**1,295,080,542**	**(923,898,190)**
Net cash provided by operating activities	**8,064,410,296**	**3,514,310,739**	**5,160,226,426**	**2,430,137,196**
Cash flows from investing activities				
Decrease in loans to related party	-	-	481,411,153.0	-
Increase in investments accounted for under equity method	-	-	(3,679,667,427)	-
Increase in property, plant and equipment - net	(10,679,460,468)	(1,548,299,628)	(1,295,427,863)	(1,191,136,819)
Increase in intangible assets	(38,653,520)	(10,820,796)	(1,573,662)	(6,069,763)
Net cash used in investing activities	**(10,718,113,988)**	**(1,559,120,424)**	**(4,495,257,799)**	**(1,197,206,582)**
Cash flows from financing activities				
Cash received from bond issuing	-	2,500,000,000	-	2,500,000,000
Cash received from common share issuing	4,750,800	-	4,750,800	-
Dividend paid	(139,793)	(48,480)	(139,793)	(48,480)
Net cash provided by financing activities	**4,611,007**	**2,499,951,520**	**4,611,007**	**2,499,951,520**
Net increase (decrease) in cash and cash equivalents	(2,649,092,685)	4,455,141,835	669,579,634	3,732,882,134
Cash and cash equivalents at beginning of the period	**19,062,620,477**	**16,305,601,525**	**10,683,224,628**	**8,909,912,976**
	16,413,527,792	20,760,743,360	11,352,804,262	12,642,795,110
Effects of exchange rate changes	(17,643,868)	75,766,017	(3,035,687)	6,409,610
Cash and cash equivalents at end of the period	**16,395,883,924**	**20,836,509,377**	**11,349,768,575**	**12,649,204,720**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	361,040,812	326,234,136	361,040,812	326,234,136
Income taxes	377,764,723	77,382,018	-	-

The accompanying notes are an integral part of these statements.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2004 (UNAUDIED, REVIEWED)

AND FOR THE YEAR ENDED DECEMBER 31, 2003 (AUDITED)

1. General Information

1.1 Purpose of the Interim Financial Statements

These interim financial statements are intended to provide additional information other than that included in the latest annual financial statements. Accordingly, the interim financial statements focus on reporting of new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Preparation of Interim Financial Statements

These interim financial statements are prepared in accordance with Accounting Standards No. 41 "Interim financial statements". The Company presents line items in the balance sheets, statements of income, statements of changes in shareholders' equity, and statements of cash flows, as in the annual financial statements and discloses only significant information in Notes to financial statements.

1.3 Basis in Preparing Consolidated Financial Statements

These financial statements are prepared with the same basis as financial statements for the year ended December 31, 2003, During the period the Company incorporated and acquired the subsidiary company as discussed in Note 3. PTTEP and its subsidiaries record accounting transactions of various joint venture projects, irrespective of whether operated by the company or others, in proportion to the working interest held by the company which remains unchanged during the period.

1.4 Summary of Significant Accounting Policies

These financial statements are prepared in accordance with generally accepted accounting principles in Thailand. For preparing of the interim financial statements, the company applies the same accounting policies and methods of computation as in the financial statements for the year ended December 31, 2003.

2. Change in Accounting Policy

The Group recorded a provision of decommissioning costs for the year 2003. A provision is recognized, and are provided at the onset of production of the project, for the estimate of the eventual costs that relate to the removal of the production facilities. These costs were included as part of the oil and gas properties and were amortized based on proved reserves on a unit of production basis. The estimates of decommissioning costs have been determined based on reviews and estimates by the Group's own engineers and managerial judgment.

The Company restated the financial statements for the year 2002. The effect of this change decreased retained earning at beginning of the period in previous report Baht 503.38 million.

3. The Changes of Joint Venture Interest and Investment in Subsidiaries

On January 19, 2004, the Company incorporated PTTEP (Thailand) Limited, a subsidiary company which is 49% owned by PTTEP Middle East Company Limited and 51% owned by PTTEP International Limited. PTTEP (Thailand) Limited was registered with 10,000,000 shares at 10 Baht each.

On January 28, 2004, the Company incorporated PTTEP Services Limited, a subsidiary company which is 75% owned by PTTEP (Thailand) Limited and 25% owned by PTTEP. PTTEP Services Limited was registered with 100,000 shares at 10 Baht each.

On January 29, 2004, the Company and PTTEP Offshore Investment Company Limited (PTTEPO) acquired all of Thai Shell Exploration and Production Company Limited's shares at the portion of 49% and 51% respectively, with the acquisition cost of approximately USD 205 million, with the excess of the cost of an acquisition over the fair value of net assets Baht 5,445 million (Net book value was Baht 2,193 million) according to the signed Share Purchase Agreement with Shell Petroleum NV on December 30, 2003. Thai Shell Exploration and Production Company Limited is the Operator and has 75% interests in S1 project, and wholly owned in Block B6/27.

4. Cash and cash equivalents

Cash and cash equivalents comprised:

(Unit : Million Baht)

	Consolidated		The Company	
	31 Mar. 2004	31 Dec. 2003	31 Mar. 2004	31 Dec. 2003
Cash on hand and at banks	2,979.03	4,818.63	901.14	446.03
Short-term investments	13,416.85	14,243.99	10,448.63	10,237.19
Total	16,395.88	19,062.62	11,349.77	10,683.22

Short-term investments comprised :

(Unit : Million Baht)

	Consolidated		The Company	
	31 Mar. 2004	31 Dec. 2003	31 Mar. 2004	31 Dec. 2003
Fixed deposits at bank	3,767.76	3,391.24	799.54	767.81
Treasury bills	9,649.09	10,852.75	9,649.09	9,469.38
Total	13,416.85	14,243.99	10,448.63	10,237.19

The interest rate of saving held at call with banks is 0.32 % per annum (2003: 0.25 - 0.60% per annum).

The interest rate of deposits held at call with banks is 0.97 % per annum (2003: 0.50 – 2.50% per annum).

5. Account Receivables –Trade

5.1 Trade Receivable - parent company

(Unit : Million Baht)

	Consolidated		The Company	
	31 Mar. 2004	31 Dec. 2003	31 Mar. 2004	31 Dec. 2003
Trade receivable	4,180.33	3,352.18	2,725.71	2,514.85
Accrued income	313.22	313.22	313.22	313.22
Total	4,493.55	3,665.40	3,038.93	2,828.07

5.2 Other receivables

(Unit : Million Baht)

	Consolidated		The Company	
	31 Mar. 2004	31 Dec. 2003	31 Mar. 2004	31 Dec. 2003
Myanmar Oil and Gas Enterprise	316.30	352.27	-	-
Electricity Generating Authority of Thailand	153.46	42.34	38.37	42.37
Others	16.85	-	16.85	-
Total	486.61	394.61	55.22	42.34

6. Investments and Loans to Related Parties

6.1 Investments accounted for under equity method

(Unit : Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
							Cost Method		Equity Method		1 st Quarter of 2004	For the Year 2003
			Mar. 31, 2004	Dec. 31, 2003	Mar. 31, 2004	Dec. 31, 2003	Mar. 31, 2004*	Dec. 31, 2003	Mar. 31, 2004	Dec. 31, 2003		
Subsidiary Companies												
PTTEPI	Petroleum	Shareholding / Management parent company	20,000	20,000	PTTEP 100 %	PTTEP 100 %	20,000	20,000	21,390.43[1]	21,034.98	-	-
PTB*	Petroleum	Shareholding / Management team from the parent company	-	-	PTTEP 100%	PTTEP 100%	1.51	1.51	0.09[1]	0.09	-	-
PTTEPO*	Commerce	Shareholding / Management team from the parent company	0.17	0.17	PTTEP 75 %	PTTEP 75 %	0.13	0.13	2,058.27[1]	1,757.90	-	-
					PTTEPI 25%	PTTEPI 25%	0.04	0.04	729.60	622.73	-	-
PTTEPS*	Petroleum	Shareholding / Management team from the parent company	100.00	-	PTTEP 49%	-	-	-	3,963.52[1]	-	-	-
					PTTEPO 51%	-	-	-	4,119.51	-	-	-
PTTEP Services*	Petroleum Service	Shareholding / Management team from the parent company	-	-	PTTEP 25%	-	-	-	0.25[1]	-	-	-
					PTTEPTH 75%	-	-	-	0.75	-	-	-

Total PTTEP's investment in subsidiaries under equity method as of March 31, 2004 and 2003 Baht 27,412.56 and 22,792.97, respectively.

(Unit : Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
			Mar. 31, 2004	Dec. 31, 2003	Mar. 31, 2004	Dec. 31, 2003	Cost Method		Equity Method		1 st Quarter of 2004	For the Year 2003
							Mar. 31, 2004	Dec. 31, 2003	Mar. 31, 2004	Dec. 31, 2003		
PTTEP KV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(142.49)	(136.83)	-	-
PTTEP SV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(94.00)	(90.12)	-	-
PTTEP HV*	Petroleum	Shareholding / Management team from the parent company	2.16	2.16	PTTEPO 100%	PTTEPO 100%	2.16	2.16	(1,456.83)	(1,425.44)	-	-
PTTEP HL*	Petroleum	Shareholding / Management team from the parent company	2.12	2.12	PTTEPO 100%	PTTEPO 100%	2.12	2.12	(863.60)	(842.70)	-	-
PTTEP ME*	Petroleum	Shareholding / Management team from the parent company	2.16	2.16	PTTEPO 100%	PTTEPO 100%	2.16	2.16	(249.38)	(233.26)	-	-
PTTEP AG*	Petroleum	Shareholding / Management team from the parent company	-	-	PTTEPO 100%	PTTEPO 100%	-	-	1.95	1.97	-	-
PTTEPTH*	Petroleum	Shareholding / Management team from the parent company	-	-	PTTEP ME 49%	-	-	-	12.25	-	-	-
					PTTEPI 51%	-	-	-	12.75	-	-	-
<u>Associated Companies</u>												
TOP*	Power producer	Shareholding	2,810	2,810	PTTEPI 26 %	PTTEPI 26 %	1,450.06	1,450.06	1,766.45	1,741.34	-	58.45
New Links*	Commerce	Shareholding	44.27 (Baht)	44.27 (Baht)	PTTEPO 40 %	PTTEPO 40 %	9,889.56	9,889.56	9,600.70	9,735.74	-	625.05
							Total		11,367.15	11,477.08		

(Unit : Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
							Cost Method		Equity Method			
			Mar. 31, 2004	Dec. 31, 2003	Mar. 31, 2004	Dec. 31, 2003	Mar. 31, 2004	Dec. 31, 2003	Mar. 31, 2004	Dec. 31, 2003	1 st Quarter of 2004	For the Year 2003
Jointly Controlled Entities												
CPOC*	Petroleum	Shareholding	19.8 (Baht)	19.8 (Baht)	PTTEPI 50 %	PTTEPI 50 %	Baht 9.90	Baht 9.90	Baht 9.90	Baht 9.90	-	-
MGTC*	Natural gas pipelines - overseas	Shareholding	0.76	0.76	PTTEPO 25.5 %	PTTEPO 25.5 %	0.19	0.19	1,636.61	1,569.60	273.46	1,881.50
TPC*	Natural gas pipelines - overseas	Shareholding	2.62	2.62	PTTEPO 19.3178%	PTTEPO 19.3178%	0.57	0.57	468.11	329.77	-	-
							Total		2,104.72	1,899.37		

*PTTEPI	: PTTEP International Company Limited	PTTEP AG	: PTTEP Algeria Company Limited
PTTEPO	: PTTEP Offshore Investment Company Limited	PTTEPTH	: PTTEP (THAILAND) LIMITED
PTB	: PTB Partner Co., Ltd. (On August 11, 2000, PTB registered its dissolution with the Ministry of Commerce. PTB is on liquidation process.)	PTTEP Services	: PTTEP Services Limited
		PTTEPS	: PTTEP Siam Limited
PTTEP KV	: PTTEP Kim Long Vietnam Company Limited	CPOC	: Carigali – PTTEPI Operating Company Sdn Bhd.
PTTEP SV	: PTTEP Southwest Vietnam Company Limited	MGTC	: Moattama Gas Transportation Company
PTTEP HV	: PTTEP Hoan-Vu Company Limited	TOP	: Thai Oil Power Company Limited
PTTEP HL	: PTTEP Hoang-Long Company Limited	New Links	: New Links Energy Resources Limited
PTTEP ME	: PTTEP Middle East Company Limited	TPC	: Taninthayi Pipeline Company LLC

New Links Energy Resources holds 85.51% shares in PT. Medco Energi Internasional Tbk which engaged in petroleum business in Indonesia.

6.2 Investments in jointly controlled entities

The Company's investments in jointly controlled entities are recorded in the financial statements of the Company only using the equity method. Changes in investments in jointly controlled entities are as follows: -

The jointly controlled entities are listed below.

Company	Type of business and country	Percentage shareholding	
		31 Mar. 2004	31 Dec. 2003
Carigali – PTTEPI Operating Company Sdn. Bhd.	Petroleum, Malaysia	50	50
Moattama Gas Transportation Company	Gas pipeline transportation Union of Myanmar	25.50	25.50
Taninthayi Pipeline Co., LLC	Gas pipeline transportation Union of Myanmar	19.3178	19.3178

Transactions of jointly controlled entities are included in the Company's financial statements, excepted CPOC which has no business transactions due to the delay of JDA project, as follows: -

(Unit : Million Baht)

	MGTC		TPC	
	31 Mar. 2004	31 Dec. 2003	31 Mar. 2004	31 Dec. 2003
Balance Sheets:				
Current assets	639.83	456.95	179.96	194.69
Non-current assets	4,374.01	4,439.22	2,414.35	2,449.74
Current liabilities	(139.68)	(149.03)	(226.65)	(316.41)
Non-current liabilities	(3,041.99)	(2,990.54)	(1,584.89)	(1,681.61)
Assets (liabilities) net	**1,832.17**	**1,756.60**	**782.77**	**646.41**

	For the period of three months ended			
	31 Mar. 2004	31 Mar. 2003	31 Mar. 2004	31 Mar. 2003
Statements of Income:				
Revenues	569.21	584.84	246.40	202.39
Expenses	(62.28)	(57.33)	(48.49)	(54.52)
Income before income taxes	506.93	527.51	197.91	147.87
Interest expenses	-	-	(7.50)	-
Income taxes	(103.55)	(137.73)	(51.76)	(15.13)
Net income	**403.38**	**389.78**	**138.65**	**132.74**

6.3 Long-Term Loans to Related Party

The Company has loan to related company amounting to Baht 1,497.57 million which has interest rate 4.625% per annum. The related company shall occasionally repay the loan.

7. Related Party Transactions

Significant transactions with related parties for the period of three months ended March 31, 2004 and 2003 are as follows:

(Unit : Million Baht)

	Consolidated		The Company	
	2004	2003	2004	2003
Parent company PTT Public Company Limited				
Revenue from petroleum sold (at price fixed with reference to world market)	9,809.28	7,598.29	6,991.58	6,006.66
Revenue from rental (market price)	4.28	4.28	4.28	4.28
Incentive gas sales	50.98	-	50.98	-
Prepaid incentive gas sales	105.66	-	105.66	-
Subsidiary company				
Interest income	-	-	19.69	-

8. Property, Plant and Equipment – Net

(Unit : Million Baht)

	Consolidated			
	Oil and Gas Properties[1]	Land Buildings And Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2003	77,233.56	1,380.87	1,202.52	79,816.95
Increase during the period	23,873.08	311.48	481.87	24,666.43
Decrease during the period	-	-	(15.99)	(15.99)
Currency translation difference	(36.89)	-	-	(36.89)
Balance as at March 31, 2004	101,069.75	1,692.35	1,668.40	104,430.50

(Unit : Million Baht)

	Consolidated			
	Oil and Gas Properties[1]	Land Buildings And Construction	Office Furniture and Equipment	Total
Accumulated depreciation				
Balance as at December 31, 2003	(25,556.19)	(427.77)	(863.36)	(26,847.32)
Increase during the period	(11,299.87)	(157.56)	(370.89)	(11,828.32)
Decrease during the period	-	-	11.53	11.53
Depreciation for the period	(1,982.29)	(15.25)	(23.55)	(2,021.09)
Currency translation differences	6.23	-	-	6.23
Provision for impairment loss	(329.87)	-	-	(329.87)
Balance as at March 31,2004	(39,161.99)	(600.58)	(1,246.27)	(41,008.84)
Net book value as at December 31, 2003	51,677.37	953.10	339.16	52,969.63
Net book value as at March 31, 2004	61,907.76	1,091.77	422.13	63,421.66

Depreciation included in income statement for the period of three months ended March 31, 2003	Baht	1,330.58	Million
Depreciation included in income statement for the period of three months ended March 31, 2004	Baht	2,021.09	Million

(Unit : Million Baht)

	The Company			
	Oil and Gas Properties[1]	Buildings and Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2003	55,444.75	768.92	1,101.81	57,315.48
Increase during the period	1,177.77	0.24	19.67	1,197.68
Decrease during the period	(0.22)	-	(15.98)	(16.26)
Balance as at March 31, 2004	56,622.30	769.16	1,105.50	58,496.96
Accumulated depreciation				
Balance as at December 31, 2003	(22,661.50)	(368.62)	(787.94)	(23,818.06)
Decrease during the period	-	-	11.52	11.52
Depreciation for the period	(1,360.13)	(12.07)	(23.86)	(1,426.06)
Balance as at March 31, 2004	(24,051.63)	(380.69)	(800.28)	(25,232.60)
Net book value as at December 31, 2003	32,783.25	400.30	313.87	33,497.42
Net book value as at March 31, 2004	32,570.67	388.47	305.22	33,264.36

Depreciation included in income statement for the period of three months ended March 31, 2003	Baht	1,200.24	million
Depreciation included in income statement for the period of three months ended March 31, 2004	Baht	1,426.06	million

[1] Oil and Gas Properties as at March 31, 2004 included net decommissioning costs to the consolidated and the company statement amounting to Baht 3,918.41 million and 2,370.23 million, respectively.

9. Income Taxes

9.1 Income taxes

Income taxes for the period of three months ended March 31, 2004 and 2003 are as follows:

(Unit : Million Baht)

	Consolidated		The Company	
	2004	2003	2004	2003
Petroleum income tax				
Current tax expenses	1,889.07	1,194.50	1,418.23	1,194.50
Deferred tax expenses	(56.86)	121.60	35.15	124.03
Total	1,832.21	1,316.10	1,453.38	1,318.53
Income tax under Revenue Code				
Current tax expenses	61.19	10.96	9.42	10.96
Deferred tax expenses	3.78	209.80	-	-
Total	64.97	220.76	9.42	10.96
Income tax in the Union of Myanmar				
Current tax expenses	203.97	133.34	-	-
Deferred tax expenses	57.58	54.82	-	-
Total	261.55	188.16	-	-
Total income taxes	2,158.73	1,725.02	1,462.80	1,329.49

	Tax Rate
Petroleum income tax on petroleum business in Thailand	50%
Pursuant to Petroleum Income Tax Act B.E. 2514	
Income tax under Revenue Code	30%
Net income in portion of amount not exceeding Baht 300 million	
for the period of 5 years from 2002 to 2006	25%
Income tax in the Union of Myanmar	30%

9.2 Deferred income taxes

Deferred income taxes for the years ended March 31, 2004 and 2003 are as follows:

(Unit: Million Baht)

	Consolidated	The Company
Deferred tax assets		
Petroleum income tax		
Balance as at December 31, 2003	27.77	-
Provided by (used in) Income statement	(0.16)	-
Balance as at March 31, 2004	27.61	-
Income tax under Revenue Code		
Balance as at December 31, 2003	6.89	-
Provided by (used in) Income statement	(3.78)	-
Balance as at March 31, 2004	3.11	-
Total deferred tax assets as at December 31, 2003	34.66	-
Total deferred tax assets as at March 31, 2004	30.72	-
Deferred tax liabilities		
Petroleum income tax		
Balance as at December 31, 2003	8,094.61	8,094.61
Adjustment entries	836.11	-
Balance after adjustment	8,930.72	8,094.61
Provided by (used in) Income statement	(57.02)	35.15
Balance as at March 31, 2004	8,873.70	8,129.76
Income tax in the Union of Myanmar		
Balance as at December 31, 2003	1,078.85	-
Provided by (used in) Income statement	53.03	-
Balance as at March 31, 2004	1,131.88	-
Total deferred tax liabilities as at December 31, 2003	9,173.46	8,094.61
Total deferred tax liabilities as at March 31, 2004	10,005.58	8,129.76

9.2 Deferred income taxes (continued)

Deferred income taxes

(Unit: Million Baht)

	Consolidated		
	Gain from revaluation of decommission costs	Depreciation	Total
Balance as at December 31, 2003	35.00	9,584.74	9,765.78
Adjustment entries	85.24	1,580.64	1,665.88
Balance after adjustment	266.28	11,165.38	11,431.66
Transfer to Income statement	21.69	67.99	89.68
Balance as at March 31, 2004	287.97	11,233.37	11,521.34

Deferred income taxes assets

(Unit: Million Baht)

	Consolidated				
	Amortization of decommission costs	Provision for obsolete stock	Provision for impairment loss	Tax carried forward loss	Total
Balance as at December 31, 2003	626.98	-	-	-	626.98
Adjustment entries	560.87	28.55	75.41	164.94	829.77
Balance after adjustment	1,187.85	28.55	75.41	164.94	1,456.75
Transfer to Income statement	39.08	(0.27)	50.92	-	89.73
Balance as at March 31, 2004	1,226.93	28.93	126.33	164.94	1,546.48

Net deferred income taxes as at December 31, 2003	9,138.80
Net deferred income taxes as at March 31, 2004	9,974.86

Deferred income tax assets and liabilities are offset when it related to the same legal tax authority.

(Unit : Million Baht)

	Consolidated		The Company	
	31 Mar. 2004	31 Dec. 2003	31 Mar. 2004	31 Dec. 2003
Deferred tax assets				
Petroleum income tax	27.61	27.77	-	-
Income tax under Revenue Code	3.11	6.89	-	-
Total	30.72	34.66	-	-
Deferred tax liabilities				
Petroleum income tax	8,873.70	8,094.61	8,129.75	8,094.61
Income tax in the Union of	1,131.88	1,078.85	-	-
Total	10,005.58	9,173.46	8,129.75	8,094.61
	9,974.86	9,138.80	8,129.75	8,094.61

10. Prepaid Expenses

Prepaid expenses incurred from PTTEPI made prepayment for royalty of Yadana and Yetagun project to the government of the Union of Myanmar. These expenses will be amortized when the deferred income discussed in Note 13.

11. Other Non-current Assets

Other non-current assets comprised:

(Unit : Million Baht)

	Consolidated		The Company	
	31 Mar. 2004	31 Dec. 2003	31 Mar. 2004	31 Dec. 2003
Costs carried for PetroVietnam in projects:				
- Block B and 48/95	41.66	41.86	-	-
- Block 52/97	39.81	39.99	-	-
Other deposits	9.10	6.62	9.07	6.58
Other non-current assets	4.11	3.14	0.77	0.99
Total	94.68	91.61	9.84	7.57

12. Bonds

	Consolidated			
	31 Mar. 2004		31 Dec. 2003	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and unsubordinated	393.28	15,550.76	393.28	15,624.93
Unsecured and unsubordinated	-	2,500.00	-	-
Total	393.28	18,050.76	393.28	18,124.93

	The Company			
	31 Mar. 2004		31 Dec. 2003	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and unsubordinated	193.28	7,643.83	193.28	7,680.42
Unsecured and unsubordinated	-	2,500.00	-	2,500.00
Total	193.28	10,143.83	193.28	10,180.42

The Company issued 230 unsecured unsubordinated bonds with a face value of Yen 100 million each, totaling Yen 23 billion. The bonds bear interest at a rate of 3.35% per annum and have a redemption period of 10 years, to be redeemed on September 19, 2007. On the date of the bond issuance, the Company entered into a swap agreement with a foreign bank to swap Yen for USD 193.28 million. Under this agreement, interest is charged at the rate of 7.86% per annum, payable every six months on March 19 and September 19 of each year.

The Company issued 2,500,000 unsecured unsubordinated bonds with a face value of Baht 1,000 each, totaling Baht 2,500 million. The bonds bear interest at a rate of 4.625% per annum, payable every six months on March 27 and September 27 of each year, and have a maturity period of 15 years, to be redeemed on March 27, 2018.

PTTEPI issued 200,000 unsubordinated bonds with a face value of USD 1,000 each, totaling USD 200 million, guaranteed by the Company. The bonds bear interest at a rate of 7.625% per annum, payable every six months on April 1 and October 1 of each year, and have a maturity period of 10 years, to be redeemed on October 1, 2006.

13. Deferred Income

Deferred income arises from PTTEPI's receipt of advance payments from PTT Public Company Limited (PTT), its parent company for natural gas, and MGTC and TPC's receipt of advance payments from Myanmar Oil and Gas Enterprise for pipeline transportation that PTT was not yet able to take receipt of in 1998, 1999, 2000 and 2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Project. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in later years. Deferred income as at March 31, 2004 and December 31, 2003 comprised:

(Unit: Million Baht)

	31 Mar. 2004	31 Dec. 2003
Deferred income for the year 1999	2,116.43	2,074.79
Deferred income for the year 2000	3,428.33	3,487.96
Deferred income for the year 2001	763.16	763.49
Total	6,307.92	6,326.24

14. Provision for decommissioning costs

The Group recognized a provision for liabilities as at March 31, 2004 and December 31, 2003 for decommissioning costs expected to be incurred in the future amounting to Baht 5,626.55 million and Baht 3,910.32 million, respectively. The provision has been estimated using existing technology, at current price. The estimates of decommissioning costs have been determined based on reviews and estimates by the Group's own engineers and managerial judgement.

15. Other Non-current Liabilities

Other non-current liabilities comprised:

(Unit : Million Baht)

	Consolidated		The Company	
	31 Mar. 2004	31 Dec. 2003	31 Mar. 2004	31 Dec. 2003
Provision for employee benefits				
PTTEP	94.62	-	94.62	-
Joint venture projects	306.25	117.22	118.42	117.22
Total	400.87	117.22	213.04	117.22

The Company recognized provision for employee benefits as at March 31, 2004 amounting to Baht 94.62 million. The provision is for staffs whose employment contract starting before November 1995 and are the member of the provident fund, when resign, after taking into account compensation and benefit under provident fund, receiving less than the relinquished old pension scheme, the Company will then compensate such compensation and benefit equally to the old pension scheme,

The provision for employee benefits is determined from the different of compensation and benefits under provident fund and compensation and benefits under the old pension scheme. The provision is assessed by the Company's management. The provision is based on length of years of service, multiplier as per the old pension scheme, and current salary of employees.

16. Share Capital

The Company's registered capital consists of 664.40 million ordinary shares at Baht 5 each, or a total of Baht 3,322 million. On February 13,2004, the Company changed its registered paid-up capital to be 652.44 million ordinary shares at Baht 5 each, or a total of Baht 3,260.20 million, increasing 0.40 million shares, or a total of Baht 0.20 million from the exercise of warrants to purchase ordinary shares by employees. The difference of 11.96 million shares reserve for ;

- The exercise of warrants 1.2 million units to purchase ordinary shares 2.4 million shares by employees on August 16, 1998. (one warrant provides the right to purchase two ordinary shares) to the directors, managements and employees with exercised price of 150 Baht per share. The warrants are exercisable in 2001, 2002 and 2003, with employees limited to the exercise of 20%, 30% and 50% of the allocated warrants, respectively. The warrants are exercisable on the last working day of every three months starting from the first exercise date. From the first exercise date on September 14, 2001 to the last exercise date on September 14, 2003, no employees exercised the warrants to purchase ordinary shares. Therefore, there is no outstanding balances of warrants.

- The exercise of warrants to purchase ordinary shares by employees (Employee Stock Ownership Plan or ESOP) for 5 year, total 10 million ordinary shares. As at March 31, 2004, the employees exercised the warrants to purchase 0.44 million shares. Therefore, there are remaining outstanding balances of shares reserve 9.56 million shares for;

  - On August 1, 2002, the Company provides warrants to purchase ordinary shares 2 million units (one warrant provided the right to purchase one ordinary share) to the directors, managements and employees with exercised price of 111 Baht per share. The warrants are exercisable on the last working day of every three months starting from the first exercise date on July 31, 2003. As of March 31, 2004, the total of 583 people exercised the warrants to purchase 440,800 shares. Therefore, there are remaining outstanding balances of warrants 1,602,000 units and shares reserved 1,559,200 shares.

  - On August 1, 2003, the Company provides warrants to purchase ordinary shares 2 million units (one warrant provided the right to purchase one ordinary shares) to the directors, managements and employees with exercised price of 117 Baht per share. The warrants are exercisable on the last working day of every three months starting from the first exercise date on July 31, 2004.

17. Gain on Foreign Exchange

(Unit: Million Baht)

	Consolidated		The Company	
	2004	2003	2004	2003
Realized loss on foreign exchange	(46.30)	(131.64)	(31.51)	(19.70)
Unrealized gain on foreign exchange	151.54	241.49	100.71	116.97
Total	105.24	109.85	69.20	97.27

18. Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of outside ordinary shares in issue during the period.

	Consolidated and the Company	
	For the period of three months ended March 31	
	2004	2003
Net profit attributable to shareholders (Baht)	3,378,129,123	2,593,813,150
Weighted average number of outside ordinary shares in issue (no. of share)	652,420,576	652,000,000
Basic earnings per share (Baht)	5.18	3.98

For the diluted earnings per share the weighted average number of outside ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share options.

A calculation is carried out to determine the number of shares that could have been acquired at market price (determined as the average annual share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the "unpurchase" shares to be added to the ordinary shares outstanding for the purpose of computing the dilution; for the share options calculation, no adjustment is made to net profit.

	Consolidated and the Company	
	For the period of three months ended March 31	
	2004	2003
Net profit attributable to shareholders	3,378,129,123	2,593,813,150
Net profit used to determine diluted earnings per share	3,378,129,123	2,593,813,150
Weighted average number of outside ordinary share in issue (no. of share)	652,420,576	652,000,000
Adjustments for share options	622,076	154,520
Weighted average number of outside ordinary shares for diluted earnings per share	653,042,652	652,154,520
Diluted earnings per share	5.17	3.98

19. Segment information

Primary reporting - business segments

(Unit : Million Baht)

Consolidation for the period of three months ended March 31, 2004

	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia countries	Middle East	Southeast Asia		Elimination	Group
Revenues - Third parties	276.20			357.96			634.16
- Related parties	8,590.69	1,322.50		456.78		(456.78)	9,913.19
Total revenues	**8,866.89**	**1,322.50**	**-**	**814.74**	**-**	**(456.78)**	**10,547.35**
Production expenses	629.86	588.84		42.86		(461.97)	799.59
Administrative expenses – project	184.42	76.19	9.02	8.48			278.11
Exploration cost							
- Dry hole	0.07	(0.20)					(0.13)
- Geological and geophysical	10.74	25.40	4.02				40.16
Depreciation, depletion and amortization	1,721.69	79.74	0.56	62.45			1,864.44
Royalties	1,104.26	151.10					1,255.36
Share of associates		135.04			(25.11)		109.93
Total expenses	**3,651.04**	**1,056.11**	13.60	**113.79**	**(25.11)**	**(461.97)**	**4,347.46**
Segment result	**5,215.85**	**266.39**	**(13.60)**	**700.95**	**25.11**	**5.19**	**6,199.89**
Depreciation - general							(181.98)
Selling and administrative expenses - general							(242.03)
Operating profit							**5,775.88**
Other income, net							15.32
Finance cost - Interest income							41.53
- Interest expenses							(331.11)
Other expenses, net							(116.30)
Significant unrealized revenues							151.54
Profit before tax							**5,536.86**
Tax							(2,158.73)
Net Profit							**3,378.13**
Segment assets	47,270.37	11,899.80	121.95	7,015.54	324.22		66,631.88
Investment in associates		9,600.70			1,766.45		11,367.15
Unallocated assets							24,382.88
Consolidated total assets							**102,381.91**
Segment liabilities	10,930.16	6,868.79	32.81	728.14			18,559.90
Unallocated liabilities							34,838.23
Consolidated total liabilities							**53,398.13**
Capitalization cost	18,880.28	297.27	20.41	2,740.90	2,851.27		24,790.13

19. Segment information (continue)

Primary reporting - business segments

(Unit : Million Baht)

	Consolidation for the period of three months ended March 31, 2003						
	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia countries	Middle East	Southeast Asia		Elimination	Group
Revenues - Third parties	103.18	110.53		209.08			422.79
- Related parties	6,085.03	1,513.26		577.21		(577.21)	7,598.29
Share of associates		138.07			31.20		169.27
Total revenues	**6,188.21**	**1,761.86**	**-**	**786.29**	**31.20**	**(577.21)**	**8,190.35**
Production expenses	422.73	669.27		33.82		(577.57)	548.25
Administrative expenses – project	140.43	52.38	10.51	5.46			208.78
Exploration cost							
- Dry hole	(0.10)	551.42					551.32
- Geological and geophysical	14.79	18.45	1.53				34.77
Depreciation, depletion and amortization	1,192.43	62.79		55.23			1,310.45
Royalties	767.65	139.41					907.06
Total expenses	**2,537.93**	**1,493.72**	**12.04**	**94.51**	**-**	**(577.57)**	**3,560.63**
Segment result	**3,650.28**	**268.14**	**(12.04)**	**691.78**	**31.20**	**0.36**	**4,629.72**
Depreciation - general							(42.71)
Selling and administrative expenses - general							(80.26)
Operating profit							**4,506.75**
Other income, net							9.00
Finance cost - Interest income							59.04
- Interest expenses							(342.30)
Other expenses, net							(155.15)
Significant unrealized revenues							241.49
Profit before tax							**4,318.83**
Tax							(1,725.02)
Net Profit							**2,593.81**
Segment assets	38,735.86	9,671.79	45.22	7,275.56	144.21		55,872.64
Investment in associates		10,018.45			1,561.26		11,579.71
Unallocated assets							22,649.01
Consolidated total assets							**90,101.36**
Segment liabilities	5,676.07	6,774.49	33.68	1,004.68			13,488.92
Unallocated liabilities							35,643.42
Consolidated total liabilities							**49,132.34**
Capitalization cost	1,174.47	436.10	1.57	3.49	34.19		1,649.82

Business segmentation

The company is organized into the following business segments:

- Exploration and production segment, the group operate in oil and gas exploration and production activities both in domestic and overseas, either as an operator or as a joint venture partners with international oil and gas companies. In addition, the group also has an investment through its indirect shareholding of exploration and production company in Indonesia. Most of domestic projects locate in the Gulf of Thailand. Overseas projects locate in southeast Asia and Middle East. As of balance sheet date, the group had 8 projects under production and 15 projects in exploration phases.
- Overseas pipeline segment, the group has an investment with its joint venture partners to operate pipeline to transport natural gas from the exploration and production projects where the group had working interest e.g. Yadana and Yetagun projects

Other segment, other operations of the group mainly comprise investment in a project strategically connected to energy business i.e. investment in domestic power generation. Neither of which constitute a separately reportable segment.

Secondary reporting – geographical segments

Although the Group's 2 business segments are managed on a worldwide basis, they operate in 3 main geographical areas:

(Unit : Million Baht)

	Consolidation for the period of three months ended March 31, 2004			
	Thailand	Other Southeast Asia Countries	Middle East	Group
Revenues - Third parties	276.20	357.96	-	634.16
- Related parties	8,590.69	1,322.50	-	9,913.19
Segment assets	47,594.59	18,915.34	121.95	66,631.88
Investment in associates	1,766.45	9,600.70	-	11,367.15
Capitalization cost	21,731.55	3,038.17	20.41	24,790.13
Consolidated total assets	73,743.92	28,516.04	121.95	102,381.91

(Unit: Million Baht)

	Consolidation for the period of three months ended March 31, 2003			
	Thailand	Other Southeast Asia Countries	Middle East	Group
Revenues - Third parties	103.18	319.61	-	422.79
- Related parties	6,085.03	1,513.26	-	7,598.29
Segment assets	38,880.07	16,947.35	45.22	55,872.64
Investment in associates	1,561.26	10,018.45	-	11,579.71
Capitalization cost	1,208.66	439.59	1.57	1,649.82
Consolidated total assets	63,090.34	26,965.80	45.22	90,101.36

20. Disclosure of Financial instruments

Fair value of financial instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities with fixed rate of interest by using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows :

(Unit : Million Baht)

	As at March 31, 2004	
	Carrying amount	Fair value
Unsecured and unsubordinated Yen 23 billion	8,722.29	9,153.93
Cross currency interest and principal swaps	7,643.83	7,041.58
Unsecured and unsubordinated USD 200 million	7,909.70	8,869.97
Unsecured and unsubordinated Baht 2,500 million	2,500.00	2,360.03

21. Contingent Liability

As at March 31, 2004, the Company had contingent liabilities which are letters of guarantee amounting to Baht 26.30 million in the financial statements of the Company and Baht 46.96 million in the consolidated financial statements.

On January 23, 2004, Arthit's joint venture partners signed the Gas Sales Agreement with PTT. Following the gas sales condition, all partners has commitment to pay to PTT in 2006. The Company's portion to the commitment is approximately USD 32 million.

22. Events after Balance Sheet Date

On April 28, 2004, the annual general meeting of the shareholders approved payment of a dividend for the year 2003 of Baht 6.75 per share to the company's shareholders, 652.4 million shares total amounting to Baht 4,404 million.

On April 28, 2004, the annual general meeting of the shareholders approved warrants to purchase ordinary shares 2.8 million units (one warrant provided the right to purchase one ordinary share) to the directors, managements and employees with exercised price of 183 Baht per share. The warrants are exercisable on the last working day of every three months starting from the first exercise date on July 31, 2005.

The Audit Committee reviewed for issuing of the financial statements on May 12, 2004.

No.07/2004

PTTEP total revenues rises 28% in Q1 2004

Mr. Maroot Mrigadat, President of PTT Exploration and Production Public Company Limited (PTTEP), announced the Company and its Subsidiaries' net profit for the 1st quarter of 2004 was Baht 3,378 million, an increase of Baht 784 million when compared with Baht 2,594 million from the same period last year.

For the 1st quarter of 2004, the Company and its subsidiaries' total revenues were Baht 10,709 million, up 28 percent when compared with Baht 8,368 million from the 1st quarter of last year. This increase mainly stemmed from an increase in sales revenues. The sales volumes in this quarter were also increased to 129,187 barrels of oil equivalent per day (BOE/D) compared with 98,008 BOE/D in the 1st quarter of 2003. The increase was due to higher crude oil sales volumes of S1 project after the acquisition of 100% share in Thai Shell Exploration and Production Company Limited, and the higher gas and condensate sales volumes of Bongkot Project.

For the 1st quarter of 2004, PTTEP and subsidiaries incurred expenses of Baht 4,841 million, an increase of 31% when compared with Baht 3,707 million for the same period last year. This increase was due to higher depreciation and amortization worth Baht 693 million derived from S1 after the acquisition of 100% share in Thai Shell Exploration and Production Company Limited as well as higher depreciation from Bongkot project related to higher production.

As of March 31, 2004, total consolidated assets were Baht 102,382 million, up Baht 9,806 million, when compared with figures of last year. Total liabilities were Baht 53,398 million, an increase of Baht 6,496 million due to the acquisition of S1's total consolidated assets and liabilities.

Mr. Maroot Mrigadat stated, *"In the first quarter, the acquisition of S1 contributed to the Company's significant increase in net profit from the same period last year. Thai Shell Exploration and Production Company Limited has now become PTTEP Siam Co., Ltd., helping push the Company's total assets to exceed 100,000 million baht for the first time. The Company is accelerating the preparation to start reproduction of crude oil from B6/27 Project.*

"In the area of PTTEP domestic projects, PTTEP has started to drill exploration and delineation wells right after the Signing of Arthit's Gas Sales Agreement in order to prepare its

development plan. PTTEP is striving to meet its plan to produce gas from this project in the middle of 2006."

"For overseas investment, in the Southeast Asian Region, PTTEP has started to discuss with Malaysia-Thailand Joint Authority (MTJA) on JDA's Heads of Agreement, targeted to be finalized within this year to meet the first production in 2008 or 2009."

*In the Middle East, PTTEP is now conducting the exploration drilling progra*m for SHAMS field in Block 44 Oman which PTTEP is planning for first gas production within this year."

Due to the constant rise in natural gas demand, PTTEP has continued to develop its existing domestic and overseas projects such as Arthit Project. *"Moreover, we are still seeking more domestic and international E&P projects to meet Thailand's gas demand during the period of economic recovery."* Mr. Maroot said.

13 May 2004

For more information, please contact
Charlie Charuvastr/ Sidhichai Jayant/ Bussaban Cheencharoen
External Relations Department
Tel. +66 (02) 537-4000